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02 MAY -8 AM 10:05

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	7 May 2002
No. of pages including this one	2

02034170

SUPPL

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

dlw 5/21

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK

Investor Information

For Immediate Release **May 7, 2002**

Erste Bank considers capital increase to fund expansion

Following the approval by Erste Bank's Annual General Meeting of an increase in the bank's authorized capital, Management of Erste Bank der oesterreichischen Sparkassen AG today announced that it is considering to raise equity before the end of this year, subject to market conditions.

The purpose of the capital increase is to give Erste the ability to finance the acquisition of all Česká spořitelna shares which are currently being purchased in a public tender offer by AVS – the largest shareholder in Erste Bank – and to increase its capacity to pursue other strategic projects such as, for example, its recent acquisition of Riječka banka.

The number of shares that would be issued out of the increased authorized capital of 15 million shares will depend on a number of factors, including market conditions and the number of Česká spořitelna shares finally tendered to AVS. If all remaining shares in Česká spořitelna were tendered to AVS, this would amount to about EUR 750 million.

Questions to:
Investor Relations
1010 Wien, Graben 21, Telefax: 0043 (0) 50100 DW 13112
Gabriele Werzer, Tel. 0043 (0) 50100 DW 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Tel. 0043 (0) 50100 DW 17326, e-mail: thomas.schmee@erstebank.at

Erste Bank der oesterreichischen Sparkassen AG
Sitz Wien, FB-Nr.33209m, Handelsgericht Wien, DVR 0031313